1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

VIA EDGAR

February 10, 2012

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: iShares, Inc.

(Securities Act File No. 33-97598;

Investment Company Act File No. 811-09102)

Post-Effective Amendment No. 208

Ladies and Gentlemen:

On behalf of the iShares, Inc. (the “Company”), we hereby transmit for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, Post-Effective Amendment No. 208 (the “Amendment”) to the Company’s Registration Statement on Form N-1A (the “Registration Statement”). The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act and for the sole purpose of adding a new fund to the Company: iShares Global High Yield Corporate Bond Fund (the “Fund”). The filing will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1) Investment Objectives and Policies

The Markit iBoxx Global Developed Markets High Yield Index (the “Underlying Index”) is a rules-based index consisting of high yield corporate bonds denominated in U.S. dollars, Euros, British pounds sterling and Canadian dollars. The Underlying Index is designed to provide a broad representation of the global high yield corporate bond market. The Underlying Index may include corporate bonds that are issued by companies domiciled in developed market countries as determined by the Underlying Index, including the United States, Bermuda, the Cayman Islands, Canada, Western Europe, Japan or Australia. The Underlying Index is a market value weighted index with a cap on each issuer of 3%. There is no limit to the number of issues in the Underlying Index, but as of December 31, 2011 the Underlying Index included approximately 608 constituents. Component companies include industrial, financial and utilities companies.

(2) Changes from Recent Filings

The Fund’s description of its investment strategy (i.e., the Fund tracks a specific benchmark), creations and redemptions section and risk factors are specific to this Fund. The portfolio managers are specific to this Fund. The tax disclosure has also been updated to reflect recent legislation.

The Amendment follows the general format used by previous Company filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 160 filed pursuant to Rule 485(a)(2) on November 1, 2011, relating to the iShares MSCI Emerging Markets Energy Sector Capped Index Fund.

(3) Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by the Company and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 160, filed pursuant to Rule 485(a)(2) on November 1, 2011.

The disclosures applicable to the Fund and the Company included in the Amendment that are substantially similar to those in the referenced prior filing, with the differences described above, relate to descriptions of shares, the investment manager and other attributes under the headings “Management - Administrator, Custodian and Transfer Agent,” “Management - Conflicts of Interest,” “Shareholder Information - Buying and Selling Shares,” “Shareholder Information - Book Entry,” “Shareholder Information - Share Prices,” “Shareholder Information - Dividends and Distributions,” “Shareholder Information - Taxes When Shares Are Sold,” “Shareholder Information - Householding,” and “Distribution,” included in the Prospectus, and under the headings “Proxy Voting,” “Continuous Offering,” “Investment Advisory, Administrative and Distribution Services - Investment Adviser,” “Investment Advisory, Administrative and Distribution Services - Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services - Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services – Distributor,” “Additional Information Concerning the Company - DTC as Securities Depository for Shares of the Fund,” and “Miscellaneous Information” included in the SAI.

* * * * *

Other than as set out above, the operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Company, we request that the Registration Statement be given selective review by the Staff.1

Should members of the Staff have any questions or comments concerning the Registration Statement, please do not hesitate to contact me at (202) 303-1273.

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Ed Baer

Andrew Josef, Esq.